SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of April, 2019
Commission File Number 1-14732

COMPANHIA SIDERÚRGICA NACIONAL
(Exact name of registrant as specified in its charter)

National Steel Company
(Translation of Registrant's name into English)

Av. Brigadeiro Faria Lima 3400, 20º andar
São Paulo, SP, Brazil
04538-132
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

COMPANHIA SIDERÚRGICA NACIONAL

Corporate Taxpayer (CNPJ/MF) No. 33.042.730/0001-04
State Registry No. 35300396090

Publicly-Held Company

NOTICE TO SHAREHOLDERS

Companhia Siderúrgica Nacional (“Company”) hereby informs its shareholders and the market in general that it recieved from its shareholder Geração Futuro LPAR Fundo de Investimento em Ações a request to include in the Company’s Remote Voting Form the following candidates for the Board of Directors and Fiscal Council, to be voted in separate elections at the General Shareholders’ Meeting to be held on April 26, 2019, at 9:00 a.m.: (i) Valmir Pedro Rossi, for the Board of Directors; and (ii) Patrícia Valente Stierli, as sitting member and Susana Hanna Stiphan Jabra, as alternate member, for the Fiscal Council.

The information requested in items 12.5 to 12.10 of the reference form, referring to the candidates indicated by the minority shareholder, are attached to this Notice.

It should be noted that the actual separate elections for the Board of Directors and Fiscal Council, pursuant to Articles 141, Paragraph 4, item I and 161, Paragraph 4, of Law 6.404/76, respectively, will occur if the applicable legal requirements are fulfilled.

Lastly, the Company informs that the Remote Voting Form was made available, on this date, with the inclusion of said candidates.

São Paulo, April 05, 2019.

Marcelo Cunha Ribeiro

Chief Financial and Investor Relations Officer

COMPANHIA SIDERÚRGICA NACIONAL

ITEMS 12.5 TO 12 .10 OF THE REFERENCE FORM

Nominated Candidate for the Board of Directors

12.5                                   Personal Data and Professional Experience:

Name	Date of Birth	Date	Profession
Valmir Pedro Rossi	06/10/1961	57	Banker
CPF or Passport (PAS)	Elective Position Occupied	Election Date	Date of Office
276.266.790-91	Member of the Board of Directors	26/04/2019
Mandate Term	Other Positions or Functions held at the Company	Indicated by the Controlling Shareholder
	Not applicable	No
Independent Member		Number of Consecutive Mandates
Yes		Not applicable
Professional Experience

Valmir Pedro Rossi holds a degree in Accounting from Universidade de Passo Fundo (RS), with post-undergraduate degrees in Finance from Universidade de Caxias do Sul (RS) and Marketing from PUC Rio de Janeiro (RJ) and executive MBAs in Business Administration from USP Sao Paulo (SP) and Business Management from UNB-Brasilia (DF). He is certified by IBGC (Institute Brasileiro de Governança Corporativa) as a Board of Directors and Fiscal Council member. He worked as an Accountant at Casfor Ogr. Contabeis and Bertol S.A., as a consultant at Sebrae RS, during 30 years, at Banco do Brasil S.A., where he held several positions, notably as Head of the State of Para, Head of the State of RS, Head of Retail in SP and Corporate and Regional Head for Latin America. He was also CEO of Banco da Amazonia, a federal bank with headquarter in Belem (PA). He was also member of the Board of Directors and Fiscal Council at the following companies: Metalurgica Gerdau S.A., Brasilprev S.A., BB Seguridade S.A, Fucapi S.A., Banco da Amazonia S.A., in addition to several institutions and associations. He is currently a sitting member of the Board of Directors of Kepler Weber S.A. and sitting member of the Fiscal Council of KaMin Cadam S.A.

Clearance Statement

Valmir Pedro Rossi has not received any criminal conviction or has been condemned in any CVM administrative proceeding, even if preliminary in both situations, and has not received any final and unappealable convictions within the judicial or administrative spheres, nor has been suspended or disqualified to execute any professional or commercial activities.

12.6      Percentage of participation in the meetings held by the respective body during the same period after taking office:

Board Member	Participation in Meetings
Valmir Pedro Rossi	(%)

12.7        Provide the information mentioned in item 12.5 with respect to members of statutory committees, as well as audit, risk, financial and compensation committees, even if such committees or structures are not statutory:

Not applicable as candidate was not part of the Company's committees.

12.8        Inform how the candidate performed as member of statutory committees, audit, risk, financial and compensation committees:

Not applicable as candidate was not part of the Company's committees.

12.9        Inform the existence of a marital relationship, stable union or kinship to the third degree between the candidate and:

a.  the Company’s management

No marital relationship, stable marriage or kinship up to the second degree exists between the candidate and the Company’s management.

b.  (i) the Company’s management and (ii) the management of the Company’s direct or indirect subsidiaries

No relationship exists between the candidate and the Company’s management and the management of the Company’s direct and indirect subsidiaries.

c.  (i) the Company’s management and (ii) the management of direct and indirect subsidiaries and direct and indirect controlling shareholders

No relationship exists between the candidate and the Company’s management and the management of direct and indirect subsidiaries and direct and indirect controlling shareholders.

d.  (i) the Company’s management and (ii) the management of the Company’s direct and indirect subsidiaries

No relationship exists between the candidate and the Company’s management and the the management of the Company’s direct and indirect subsidiaries.

12.10.    Relations involving subordination, service provision or control in the last 3 fiscal years between the Company's management and

a.  a firm directly or indirectly controlled by the Company

Not applicable as the candidate has not been involved in any kind of subordination, services or controlling relationships with the Company.

b.  direct or indirect controller of the Company

Not applicable as the candidate has not been involved in any kind of subordination, services or controlling relationships with the Company.

c.if relevant, supplier, customer, debtor or creditor of the issuer, its subsidiary or controlling companies or subsidiaries of any of these persons

Not applicable as the candidate has not been involved in any kind of subordination, services or controlling relationships with the Company.

COMPANHIA SIDERÚRGICA NACIONAL

ITEMS 12.5 TO 12.10 OF THE REFERENCE FORM

Nominated Candidate for the Board of Directors

12.5                   Personal Data and Professional Experience:

Name	Date of Birth	Date	Profession
Patricia Valente Stierli	05/19/1956	62	Administrator
CPF or Passport (PAS)	Elective Position Occupied	Election Date	Date of Office
010.551.368-78	Member of the Fiscal Council	26/04/2019
Mandate Term	Other Positions or Functions held at the Company	Indicated by the Controlling Shareholder
	Not applicable	No
Independent Member		Number of Consecutive Mandates
Yes		0
Professional Experience

The candidate is a Fiscal and Board Member of IBGC, administrator of Third-Party Resources at CVM and ANBIMA (until December 2017) and Member of the IBGC Finance Committee. She has four years of experience as member of the Board of Directors and Fiscal Council at publicly-traded companies, representing minority shareholders. She has thirteen years of experience in the third-party recourse management, acting as Statutory Director for six year, in management of institutional and retail clients. She is manager of Fundo Sinergia, focused on unlocking value through intense corporate governance efforts, including indicating members to the Board of Directors and Fiscal Council of the investees. She has eight years of experience as Financial Administrative Director, being 3 years as a Statutory Director, responsible for accounting, fiscal, budget, treasury and human resources departments. She also has experience in the structuring of financial operations with credit rights, debentures issues, capital market issues and mergers and acquisitions. Experience in leading teams, focused on results and corporate governance. Fluent in English. She was representative of the Resource Management Area of Banco Fator with the Brazilian Central Bank and the Securities and Exchange Commission until July 2015 and member of the ANBIMA Equity Committee until July 2015. She has experience as member of the Fiscal Council of Eletrobras-Centrais Eletricas S.A. (mandate 2017 to 2019 - Financial Specialist); member of the Board of Directors of PPE Fios Esmaltados S.A. (mandate 2018 to 2019); member of the Supervisory Board of Sociedade Beneficiente de Senhoras-Hospital Sírio Libanês (mandate 2018 to 2021); Alternate member of the Fiscal Council of Centro de Empresa de Empresa CIEE (mandate 2018 to 2019); member of the Fiscal Council of Bardella S.A. Industrias Mecanicas (mandates 2015, 2016, 2017 and until October 2018); member of the Board of Directors of Pettenati S.A. Textile Industry (mandate 2015); member of the Fiscal Council of Dohler S.A. (mandate 2017 to 2018).

Clearance Statement

Patricia Valente Stierli has not received any criminal conviction or has been condemned in any CVM administrative proceeding, even if preliminary in both situations, and has not received any final and unappealable convictions within the judicial or administrative spheres, nor has been suspended or disqualified to execute any professional or commercial activities.

12.6        Percentage of participation in the meetings held by the respective body during the same period after taking office:

Board Member	Participation in meetings (%)
Patrícia Valente Stierli	•

12.7       Provide the information mentioned in item 12.5 with respect to members of statutory committees, as well as audit, risk, financial and compensation committees, even if such committees or structures are not statutory:

Not applicable as candidate was not part of the Company's committees.

12.8        Inform how the candidate performed as member of statutory committees, audit, risk, financial and compensation committees:

Not applicable as candidate was not part of the Company's committees.

12.9       Inform the existence of a marital relationship, stable union or kinship to the third degree between the candidate and:

a.  the Company’s management

No marital relationship, stable marriage or kinship up to the second degree exists between the candidate and the Company’s management.

b.  (i) the Company’s management and (ii) the management of the Company’s direct or indirect subsidiaries

No relationship exists between the candidate and the Company’s management and the management of the Company’s direct and indirect subsidiaries.

c.  (i) the Company’s management and (ii) the management of direct and indirect subsidiaries and direct and indirect controlling shareholders

No relationship exists between the candidate and the Company’s management and the management of direct and indirect subsidiaries and direct and indirect controlling shareholders.

d.  (i) the Company’s management and (ii) the management of the Company’s direct and indirect subsidiaries

No relationship exists between the candidate and the Company’s management and the management of the Company’s direct and indirect subsidiaries.

12.10.    Relations involving subordination, service provision or control in the last 3 fiscal years between the Company's management and

a.  a firm directly or indirectly controlled by the Company

Not applicable as the candidate has not been involved in any kind of subordination, services or controlling relationships with the Company.

b.  direct or indirect controller of the Company

Not applicable as the candidate has not been involved in any kind of subordination, services or controlling relationships with the Company.

c.    if relevant, supplier, customer, debtor or creditor of the issuer, its subsidiary or controlling companies or subsidiaries of any of these persons

Not applicable as the candidate has not been involved in any kind of subordination, services or controlling relationships with the Company

COMPANHIA SIDERÚRGICA NACIONAL

ITEMS 12.5 TO 12.10 OF THE REFERENCE FORM

Nominated Candidate for the Board of Directors

12.5                Personal Data and Professional Experience:

Name	Date of Birth	Date	Profession
Susana Hanna Stiphan Jabra	08/26/1957	61	Economist
CPF or Passport (PAS)	Elective Position Occupied	Election Date	Date of Office
037.148.408-18	Member of the Fiscal Council	26/04/2019
Mandate Term	Other Positions or Functions held at the Company	Indicated by the Controlling Shareholder
	Not applicable	No
Independent Member		Number of Consecutive Mandates
Yes		0
Professional Experience

Susana Hanna Stiphan Jabra, Brazilian, Economist, has a solid academic background in Economics and Finances, with over 30 years of experience in large and medium-sized companies, having participated in important capital market transactions. She is an independent counselor and provides mentoring for counselors and shareholders. She is certified by IBGC (Institute Brasileiro de Governança Corporativa) as a Board of Directors and Fiscal Council member, being elected in the last 16 years by both controlling and minority shareholders of over 15 publicly-listed companies at B3, all leaders in their respective sectors, having executed a total of 35 mandates as member of the Board of Directors and over 25 mandates as member of the Fiscal Council. She is also a certified mediator by the Escola de Direito de São Paulo of the Fundacao Getulio Vargas (FGVLaw). She is a member of the Board of Directors and Coordinator of the Audit Committee of CETESB - Companhia Ambiental do Estado de Sao Paulo (2018/20), Furnas Centrais Eletricas S.A. (2018/20), CSU Cardsystem S.A. (2014/15) and (2015/16), Fras-Le S.A. (2011/12), CPFL Energia S.A. (2003/05, 2006/07 and 2009/10), CPFL Paulista, CPFL Geração, CPF Piratininga (2003/05 and 2006/07), Bonaire Participações S.A. (2003/08 and 2009/12), Tele Norte Celular Participações S.A. (2006/08); alternate member of the Board of Directors of Telemig Celular Participações S.A. (2003/05), Perdigão S.A. (2006/09), BRF S.A. (2009/12) and Newtel Participações S.A. (2004/08). Experience as member of the Advising Committees and Coordinator of the Audit Committee of CETESB (2018/20), member of the Audit Committee of BRF SA (2012/13 and 2013/14), Audit Committee of CPFL Energia S.A. (2005/06, 2007/08 and 2010/2011), Coordinator of the Related Parties Committee of CPFL Energia (2006/07 and 2009/12), member of the Governance Committee of CPFL Energia (2005/06), Compensation Committee of CPFL Energia (2003/05), People Management Committee of CPFL Energia (2006/07 and 2009/10) and the Internal Processes and Controls Assessment Committee of CPFL Energia (2005/06). She has experience as member of Fiscal Councils of Companhia Siderurgica Nacional (2018/2019), Kepler-Weber S.A. (2016/2017), JSL S.A. (2012/13, 2013/14 and 2014/15), Paranapanema S.A. (2014/15 and 2015/16), CSU Cardsystem S.A. (2013/14), BRF S.A. (2012/13, 2013/14 and 2014/15), CPFL Energia S.A. (2005/06, 2007/08 and 2010/11 ), CPFL Paulista, CPFL Geração and CPFL Piratininga (2005/06 and 2007/08), Companhia de Ferro Ligas da Bahia S.A. - FERBASA (2010/11 and 2011/12), Universo Online S.A. (2010/11 and 2011/12) . She was an alternate board member of the Fiscal Council of ltau Unibanco Holding S.A. (2009/10), Movida S.A. (2016-2017), Fras-Le S.A. (2009/10) and BRF S.A. (2015/2016, 2016/2017 and 2017/2018). She has experience as a member of the Investment Committees and Advisory Boards of Private Equity Funds and Venture Capital and as member of the Advisory Board of Fundo Brasil Private Equity - CSFB (2003/05), member of the Advisory Board of Fundo Fator Sinergia III (2007/08), member of the Investment Committee of Fundo Governança e Gestão (2004/07), alternate member of the Advisory Board of Fundo Fator Sinergia I (2004/07) and member of the Advisory Board of Fundo Dynamo Puma II (2006/08). She is member of the Board of Directos of IBGC (2014 to date) and of the commission that reviews the Best Corporate Governance Practices Code (2015) of IBGC. She is also member of the Evaluation Committee of the 16Q (2014) and 18Q (2016) of the Abrasca Award - Best Annual Report for the "Diversity Council" Program, classes 2016-17, 2018-19 of the IBGC in partnership with the International Finance Corporation (IFC) and the Women Corporate Directors (WCD). She gives classes at the IBGC, in the modules Best Practices for the Board of Directors, courses for Tax Counselors and Audit Committee members and was invited to give a speech at the IBGC Debate Forum on the topic “The Advisory Committees and the Board of Directors”. She also attended the "Training of Trainers, Corporate Governance Board Leadership Program" course of the International Finance Corporation (IFC) and the Technical Conference of the Brazilian Institute of Corporate Governance in Germany - a study of Corporate Governance in German companies where she held meetings with Chairman of Boards of Directors and managers of family-run companies, in addition to visiting the companies being studied (Dusseldorf and Frankfurt - June/2015). She also attended the Corporate Governance and Innovation Course, a European Perspective at the NOVA School of Business & Economics – Executive Education, where she held meetings with directors and managers of publicly-listed and family-owned companies (Lisbon - May/2016).

Clearance Statement

Susana Hanna Stiphan Jabra has not received any criminal conviction or has been condemned in any CVM administrative proceeding, even if preliminary in both situations, and has not received any final and unappealable convictions within the judicial or administrative spheres, nor has been suspended or disqualified to execute any professional or commercial activities.

12.6         Percentage of participation in the meetings held by the respective body during the same period after taking office

Board Member	Participation in Meetings (%)
Susana Hanna Stiphan Jabra	Not applicable

12.7       Provide the information mentioned in item 12.5 with respect to members of statutory committees, as well as audit, risk, financial and compensation committees, even if such committees or structures are not statutory:

Not applicable as candidate was not part of the Company's committees.

12.9        Inform how the candidate performed as member of statutory committees, audit, risk, financial and compensation committees:

Not applicable as candidate was not part of the Company's committees.

12.9       Inform the existence of a marital relationship, stable union or kinship to the third degree between the candidate and:

e.  the Company’s management

No marital relationship, stable marriage or kinship up to the second degree exists between the candidate and the Company’s management.

f.   (i) the Company’s management and (ii) the management of the Company’s direct or indirect subsidiaries

No relationship exists between the candidate and the Company’s management and the management of the Company’s direct and indirect subsidiaries.

g.  (i) the Company’s management and (ii) the management of direct and indirect subsidiaries and direct and indirect controlling shareholders

No relationship exists between the candidate and the Company’s management and the management of direct and indirect subsidiaries and direct and indirect controlling shareholders.

h.  (i) the Company’s management and (ii) the management of the Company’s direct and indirect subsidiaries

No relationship exists between the candidate and the Company’s management and the the management of the Company’s direct and indirect subsidiaries.

12.10.    Relations involving subordination, service provision or control in the last 3 fiscal years between the Company's management and

b.  a firm directly or indirectly controlled by the Company

Not applicable as the candidate has not been involved in any kind of subordination, services or controlling relationships with the Company.

d.  direct or indirect controller of the Company

Not applicable as the candidate has not been involved in any kind of subordination, services or controlling relationships with the Company.

e.    if relevant, supplier, customer, debtor or creditor of the issuer, its subsidiary or controlling companies or subsidiaries of any of these persons

Not applicable as the candidate has not been involved in any kind of subordination, services or controlling relationships with the Company

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: April 9, 2019

COMPANHIA SIDERÚRGICA NACIONAL

By:	/S/ Benjamin Steinbruch
Benjamin Steinbruch Chief Executive Officer

By:	/S/ Marcelo Cunha Ribeiro
Marcelo Cunha Ribeiro Chief Financial and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.